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                              January 27, 2023

       Paul Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed December 23,
2022
                                                            File No. 333-268563

       Dear Paul Prager:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3/A Filed December 23, 2022

       Business Overview, page 1

   1.                                                   Supplement your
disclosure of the mining pool agreement with Foundry to explain how the pool is operated.
Additionally, discuss the ownership structure of the mining facilities and assets subject to
the pool. Finally, we note that Genesis, an entity owned by the crypto conglomerate
Digital Currency Group, which also owns Foundry, has filed for
                                                        Chapter 11 bankruptcy
protection. To the extent material, please provide risk factor disclosure addressing
the risks resulting from indirect exposure to Genesis and Digital
                                                        Currency Group.
 Paul Prager
FirstName  LastNamePaul Prager
TeraWulf Inc.
Comapany
January 27,NameTeraWulf
            2023         Inc.
January
Page 2 27, 2023 Page 2
FirstName LastName
2. Revise to disclose whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange you intend to sell your bitcoin. Additionally, disclose the material terms of your agreements with Foundry Digital LLC and the NYDIG entities and file them as exhibits to your registration statement.
Exhibits

3. Please file as an exhibit to your registration statement the joint venture agreement with
         Talen Energy Corporation.
      Please contact Marion Graham, Law Clerk, at 202-551-6521 or Joshua Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      David Huntington